Exhibit 3.2

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
VISION ACQUISITION I, INC.
THE UNDERSIGNED, being the President and Sole Director of Vision Acquisition I, Inc. hereby certifies that:
FIRST: The name of the Corporation is Vision Acquisition I, Inc. (the “Corporation”)
SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of the State of Delaware on October 6, 2006.
THIRD: Section 1 of said Certificate of Incorporation is amended in its entirety to read as follows:
     “The name of the Corporation is NovaRay Medical, Inc. (the “Corporation”).”
FOURTH, said Certificate of Incorporation is hereby amended to include immediately after the first paragraph of Section 5, the following:
     “1-for-26.7 Reverse Stock Split Ratio
     Upon the Certificate of Amendment to the Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Date”), every 26.7 issued and outstanding shares of Common Stock of the Corporation shall be automatically combined into and become, without further action, one fully paid and nonassessable share of Common Stock. The authorized shares of the Corporation shall remain as set forth in Section 5. No fractional shares shall be issued in connection with the foregoing reverse stock split; and all shares of Common Stock so split that are held by a stockholder will be aggregated subsequent to the foregoing reverse stock split and each fractional share resulting from such aggregation of Common Stock held by such stockholder shall be rounded up to the nearest full share. Any stock certificate that represented shares of Common Stock immediately before the Effective Date shall, automatically and without the need to surrender the same for exchange, represent the number of shares of Common Stock immediately after the Effective Date resulting from the reverse stock split. Prior to the Effective Date there are 5,000,000 shares of Common Stock issued and outstanding. As of and after the Effective Date, there will be 187,266 shares of Common Stock issued and outstanding. Shares of Common Stock that were outstanding prior to the Effective Date and that are not outstanding after the Effective Date shall resume the status of authorized but unissued shares of Common Stock.”
FIFTH: this Certificate of Amendment of the Certificate of Incorporation was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.
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     IN WITNESS WHEREOF, Vision Acquisition I, Inc. has caused this certificate to be signed by its President on this 26th day of December, 2007.

By:	/s/ Antti William Uusiheimala
	Name:	Antti William Uusiheimala
	Title:	President & Sole Director

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